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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP	212 450 4135 tel
450 Lexington Avenue	212 701 5135 fax
New York, NY 10017	deanna.kirkpatrick@davispolk.com

January 29, 2016

Re:	BATS Global Markets, Inc.
Registration Statement on Form S-1
Filed December 16, 2015
File No. 333-208565

Tom Kluck

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549-0404

Dear Mr. Kluck:

On behalf of BATS Global Markets, Inc. (the “Company”), and pursuant to the provisions of the Securities Act of 1933, as amended, and Rule 101(a) of Regulation S-T, we are submitting for filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”) in electronic format relating to shares of Common Stock, par value $0.01 per share (including shares of Common Stock subject to the underwriters’ option to purchase additional shares), marked to show changes from the Registration Statement on Form S-1 as originally filed on December 16, 2015 with the Securities and Exchange Commission (the “Commission”).  Amendment No. 1 is being filed with the Commission in response to comments received from the staff of the Commission (the “Staff”) in a letter dated January 14, 2016 (the “Comment Letter”).  This letter contains the Company’s response to the Comment Letter.  For your convenience, each comment is set forth below, followed by the Company’s response.

If you have any questions or comments relating to this submission, please call Connor Kuratek at (212) 450-4078 or the undersigned at (212) 450-4135.

General

1.                                  We note your disclosure in the risk factor section on pages 21 and 43 regarding the technical failure during your prior IPO. Please revise your disclosure in the prospectus to discuss in greater detail the technical failure experienced on March 23, 2012 and discuss briefly any new policies, procedures or controls implemented for this offering in light of the technical problems experienced during your previously attempted IPO.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement under the headings “Risk Factors—Risks Relating to Our Business,” “Risk Factors—Risks Relating to an Investment in Our Common Stock” and “Business—Technology—Listing Auctions” to discuss in greater detail the technical failure experienced on March 23, 2012 and the new policies, procedures and controls implemented for this offering in light of the technical problems experienced during the Company’s previous attempted IPO.

Prospectus Summary

Risk Factors, page 8

2.                                  Please revise to disclose that your principal investors due to their ability to elect the board of directors will control your policies and operations.

In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement under the heading “Prospectus Summary—Risk Factors” to disclose that the Company’s principal investors will be able to control the Company’s policies and operations.

Risk Factors

We generate a significant percentage of our total revenues…, page 29

3.                                  Please identify the principal investor that accounted for 11%, 12%, and 10% of your total transaction fees during the nine months ended September 30, 2015 and the years 2014 and 2013, respectively or advise.

Regulation S-K Item 101(c)(vii) requires “the name of any customer and its relationship, if any, with the registrant or its subsidiaries [to] be disclosed if sales to the customer by one or more segments are made in an aggregate amount equal to 10 percent or more of the registrant’s consolidated revenues and the loss of such customer would have a material adverse effect on the registrant and its subsidiaries taken as a whole” (emphasis added).  The Company advises the Staff that the principal investor accounted for 7.4%, 8.9% and 7.8% of the Company’s consolidated revenues for the nine months ended September 30, 2015 and the years 2014 and 2013, respectively.  Accordingly, as such principal investor did not account for 10 percent or more of the Company’s consolidated revenue for the periods presented, the Company respectfully submits that Regulation S-K does not require the Company to disclose the name of the customer in the Registration Statement.

We may be required to assume ownership of a position in securities…, page 34

4.                                  To the extent applicable, please revise to discuss and quantify any recent material trading losses or liabilities.

The Company respectfully submits that it has not incurred any recent material trading losses or liabilities, and therefore it has not revised the disclosure in the Registration Statement to discuss or quantify such losses or liabilities.  The Company supplementally advises the Staff that in 2012, the Company incurred $16,492 in trading losses, and the

Company incurred $34 in trading losses for the nine months ended September 30, 2015. The Company did not incur any trading losses in 2014 or 2013.

We plan to list our security on our own market, BZX…, page 43

5.                                  Please revise the risk factor section to include a risk regarding your inexperience in listing corporate securities. We note your disclosure that your security will be the first corporate listing on BZX.

The Company has revised the risk factor in the Registration Statement under the heading “We plan to list our security on our own market, BZX…”  to disclose the risk related to its inexperience in listing corporate securities.

Dividend Policy, page 58

6.                                  Please disclose whether the company declared dividends for the fiscal year ended December 31, 2015. See Item 201(c) of Regulation S-K.

The Company has revised the disclosure in the Registration Statement under the heading “Dividend Policy” to disclose that no dividends were declared for the fiscal year ended December 31, 2015.

Selected Financial and Operating Data, page 61

7.                                  Please tell us whether you consider “net capture” and the ratios based on “net capture” to be non-GAAP financial measures and the basis for your conclusion. To the extent you determine that “net capture” is a non-GAAP financial measure, please explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K.

In accordance with Item 10(e) of Regulation S-K, the Company considers a non-GAAP financial measure to be a numerical measure of the Company’s historical financial performance, financial position or cash flow that includes or excludes amounts from the most directly comparable GAAP measure. The Company respectfully submits to the Staff that it believes that each of “net capture per matched notional value”, “net capture per one hundred touched shares”, “net capture per one million dollars traded” and “net capture per touched contract” does not meet the definition of a non-GAAP financial measure as its calculation includes non-financial measures, specifically market volumes. The Company also advises the Staff that it has revised the “net capture” definition in the glossary to highlight this relation to market volume. In addition, the Company believes its use of these terms and ratios based on net capture are consistent with how such terms and ratios are applied and used throughout the Company’s industry.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Revenues, page 71

8.                                  Please disclose the approximate percentage of transaction fees that are attributable to each of your four national securities exchanges, BZX, BYX, EDGX and EDGA.

The Company has revised the disclosure in the Registration Statement under the heading “Components of Revenue” to disclose the approximate percentages of transaction fees that are attributable to each of the Company’s four national securities exchanges.

Liquidity and Capital Resources, page 119

9.                                  Please expand your liquidity disclosure to discuss the source of cash used to fund dividends paid in 2015 and 2014.

The Company has revised the disclosure in the Registration Statement under the heading “Liquidity and Capital Resources” to disclose that cash generated from operations, private placements of the Company’s common stock and debt issuances are the sources of dividends paid.

Lease and Contractual Obligations, page 124

10.                           It does not appear that the long-term debt obligations disclosed in the table equal the principal amounts disclosed in the footnotes to the financial statements. Please clarify and/or revise your tabular disclosure of contractual obligations to include all of your long-term debt obligations. In addition, please disclose interest payments associated with the debt obligations either in a tabular or discussion format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

In response to the comment, the Company has revised the tabular disclosure in the Registration Statement under the heading “Lease and Contractual Obligations” and separately identified interest payments associated with the debt obligations.

Consolidated Statements of Cash Flows, pages F-7 & F-46

11.                           Please clarify and/or revise your filing to disclose the cash paid for interest for BATS Global Markets, Inc. as supplemental information on the consolidated statements of cash flows for the periods presented. Reference is made to ASC 230-10-50-2.

The Company has revised its disclosure for cash paid for interest in its condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2015 and 2014.  The Company advises the Staff that it will revise its disclosure of cash paid for interest with the filing of its 2015 audited consolidated financials in a future amendment to the Registration Statement.

Notes to Consolidated Financial Statements

Note 3. Direct Edge Acquisition and Recapitalization, page F-15

12.                           Please expand your disclosure to describe the specific type of liabilities assumed with regard to the Direct Edge Acquisition.

In response to the Staff’s comment, the Company will revise its disclosure to describe the specific type of liabilities assumed with regard to the Direct Edge Acquisition with the filing of its 2015 audited consolidated financials in a future amendment to the Registration

Statement. The Company will add the following disclosure to a subsequent amendment to the Registration Statement:

“The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the Acquisition Date (in millions):

Cash and cash equivalents	$65.5
Other current assets	66.1
Property and equipment	10.4
Identifiable intangible assets	120.4
Goodwill	253.5
Accounts payable and accrued expenses	(53.4)
Section 31 fees payable	(44.8)
Deferred income taxes	(9.4)
Unrecognized tax benefits	(0.6)
Other liabilities	(21.5)
$386.2 ”

Note 17. Stock-Based Compensation, page F-30

13.                           Please revise to disclose the number of stock options expected to vest as of the latest balance sheet date presented as required by ASC 718-10-50-2(e). In addition, your disclosure should consider the weighted average exercise price, weighted average remaining contractual term, and the aggregate intrinsic value.

As required by ASC 718-10-50(e), the Company has revised its disclosure of number of stock options expected to vest in its condensed consolidated financial statements for the nine-month periods ended September 30, 2015 and 2014. The Company will revise its disclosure of the number of stock options expected to vest and assumed forfeiture rate with the filing of its 2015 audited consolidated financials in a future amendment to the Registration Statement. As a result of the Company assuming a 0% forfeiture rate, options expected to vest will be equal to the outstanding options along with the related weighted average exercise price, weighted average remaining contractual term and the aggregate intrinsic value.

14.                               Please clarify how the aggregate intrinsic value of both stock options outstanding and stock options exercisable at December 31, 2014 are equivalent considering the differences in the weighted average exercise prices and number of shares.

The Company respectfully submits to the Staff that as of December 31, 2014, the unvested stock options had an aggregate intrinsic value of $0 as the unvested stock options were granted in December 2014 at an exercise price equal to the fair value per share at December 31, 2014.

BATS Global Markets, Inc. and Subsidiaries, Unaudited Interim Financial Statements

(2) Acquisitions

Hotspot, page F-49

15.                           Please tell us, and expand your disclosure to describe, the significant terms of your tax sharing liability related to the acquisition of Hotspot. In your response please tell us how you determined the liability should be accounted for at fair value and remarked to fair value on a periodic basis. Cite any relevant accounting literature in your response.

In response to the Staff’s comment, the Company has expanded its disclosure to describe the significant terms of its tax sharing liability related to the acquisition of Hotspot and the Company’s basis of using the fair value of accounting as a result of the uncertainty of the Company generating sufficient taxable income to recognize the tax benefits.  In addition, the Company changed the name of the current and non-current caption to contingent consideration liability in its financial statements for the nine-months ended September 30, 2015 and 2014 to further clarify the nature of the account.  The Company has also filed the Hotspot acquisition agreement containing the terms of the tax sharing liability as Exhibit 2.1 to the Registration Statement.

FASB Accounting Standards Codification (ASC) 450-10-20 defines a contingency as an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss to an entity that will ultimately be resolved when one or more future events occur or fail to occur. The payments due under the tax sharing agreement are contingent on the Company generating sufficient taxable net income to recognize the tax benefits.  In the event the Company does not generate sufficient taxable income to recognize the tax benefits, no payment will be made. In accordance with ASC 805-30-35-1, the contingent consideration is classified as a liability and shall be re-measured to fair value at each reporting date until the contingency is resolved.

In addition, tax sharing liability also includes a one-time option for either the Company or KCG Holdings, Inc. to require settlement of the tax sharing arrangement through a cash payment of $50 million after the third anniversary of the acquisition.  If neither company exercises its option during the required period, annual payments will continue for the remaining years under the agreement, subject to the Company generating sufficient taxable income to recognize the tax benefits. Given that the tax sharing liability is accounted for at fair value at each reporting period, further consideration of accounting requirements outlined within ASC 815 is not required.

Direct Edge Holdings LLC and Subsidiaries, Audited Financial Statements

(14) Commitments, Contingencies and Guarantees, page F-84

16.                           We note you recorded a $14 million liability related to a litigation settlement during the year ended December 31, 2013. We further note that settlement of this matter was not reached until January 12, 2015. Please explain to us how you determined it would be appropriate to record the liability related to this matter during calendar year 2013. In your response, explain to us how you determined the liability should be a component of the purchase price allocation for the 2014 acquisition of Direct Edge by BATS. Cite any relevant accounting literature in your response.

During 2012, Direct Edge received written requests from the SEC’s Division of Enforcement seeking documents and information related to the development, modification and use of order types. During the year ended December 31, 2013, a potential liability was known to exist as evidenced in the Agreement and Plan of Merger dated August 23, 2013 among BATS Global Markets, Inc. Direct Edge Holdings LLC, BATS Global Markets Holdings, Inc., Blue Merger Sub Inc., Delta Merger Sub LLC, and Cole, Schotz, Meisel, Forman & Leonard, P.A., as Members’ Representative (the Merger Agreement), which included a post-closing merger consideration clause for such potential liability.

In the fourth quarter 2014, the SEC and Direct Edge settled on the amount of the liability. In accordance with ASC 450-20-25-2, the liability was required to be reflected in the Direct Edge year ended December 31, 2013 financials issued on September 28, 2015 as the settlement represented new information about a contingency that existed at the December 31, 2013 balance sheet date.

In accordance with ASC 805-10-25-13 and ASC 805-10-25-16, during the measurement period after the Direct Edge transaction, the Company retrospectively adjusted the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date.

Exhibits

17.                           Please file the loan agreements as exhibits that are discussed on page 68 of the registration statement. See Item 601 of Regulation S-K.

The Company has filed the loan agreements as Exhibits 10.9 and 10.10 to the Registration Statement in response to the Staff’s comment.

18.                           Please file all required exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

The Company acknowledges the Staff’s comment, and the Company will provide all remaining exhibits in a future amendment(s) to the Registration Statement in order to give the Staff sufficient time to review. In addition, we are providing supplementally a draft copy of our legal opinion to the Staff.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience.  I can be reached at 212-450-4135.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Attachment

cc w/ att:	Mr. Eric Swanson, Esq.
Mr. Connor Kuratek, Esq.